Cue Energy Resources Limited

A.B.N. 45 066 383 971

25th Floor
500 Collins Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9629 7577
Facsimile: (03) 9629 7318

Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

SUPPL

04045971

25 October 2004

RECEIVED
2004 NOV -5 P 4:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Chief Financial Officer

Enc.

PROCESSED
NOV 09 2004
THOMSON
FINANCIAL

dlw 11/8

Cue Energy Resources Limited
A.B.N. 45 066 383 971

RELEASE

Jeruk Oil Discovery

Cue's co joint venturer and operator Santos Ltd has announced that the Jeruk -2 well on the Jeruk oil discovery in the Sampang PSC, offshore East Java, Indonesia, has flowed 7,488 barrels of oil per day on test.

Cue had elected to not participate in the drilling of both the Jeruk -1 and Jeruk -2 wells and accordingly these wells were drilled on a sole risk basis by Santos (Sampang) Pty Ltd.

However, Cue is entitled to reinstate its right to participate in any future development of the Jeruk discovery subject to the payment its 15% share of the cost of the two wells and the payment of a sole risk premium.

Under the provisions of the Joint Operating Agreement for the Sampang PSC, which governs joint venture conduct with respect to the Jeruk -1 and -2 sole risk wells and the Jeruk discovery, Cue can reinstate its rights in the discovery by;

1. Paying its 15% share of the costs of the wells and,

2. paying a premium of 10 times its 15% share of the cost of the Jeruk -1 well and 5 times its 15% share of the costs of the Jeruk -2 well. The premium payable can be satisfied by Cue foregoing its share of production from a Jeruk development until the value of Cue's share of gross well head production reaches the total premium payable by Cue. Thereafter, Cue will receive its full 15% share of production.

Cue's option to reinstate its right to participate in the development of the Jeruk discovery is triggered at the time of presentation to Cue of the formal plan of development for the field.

Cue continues to retain its 15% equity in the remaining contract area outside the area of the Jeruk discovery. A large 3D seismic survey over a substantial portion of the block is planned to begin in late 2004. The survey is designed to follow up on the Jeruk discovery and to investigate several other prospects which are candidates for 2005 exploration drilling.

A map is attached.

Participants in the Sampang PSC are :

Cue Sampang Pty Ltd	15%
Santos (Sampang) Pty Ltd	45% (Operator)
Singapore Petroleum Company Limited	40%

Any queries regarding the announcement should be directed to the company on (03) 96297577 or email mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer

25 October 2004

Jeruk 2
Sampang Production Sharing Contract



0
50
kilometres
Java Sea
Jeruk 2 ST2
Kangean
Islands
Madura Island
Sampang PSC
Surabaya
Oyong
Maleo
Porong
Brantas PSC
Grati
Brantas PSC
North
Bali I
PSC
Bali Sea
Central
Java
East Java
Bali



Location Map